Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2025 and 2024
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2025	2024	2025	2024
		$	$	$	$
Revenue	10	4,090,182	3,671,977	11,898,836	11,015,761
Operating expenses
Costs of services, selling and administrative		3,423,833	3,070,655	9,955,180	9,199,955
Restructuring, acquisition and related integration costs	6	83,695	100	163,471	93,486
Net finance costs	7	30,861	8,765	54,104	23,495
Foreign exchange loss (gain)		206	(1,510)	132	286
		3,538,595	3,078,010	10,172,887	9,317,222
Earnings before income taxes		551,587	593,967	1,725,949	1,698,539
Income tax expense		142,975	153,843	449,019	441,747
Net earnings		408,612	440,124	1,276,930	1,256,792
Earnings per share
Basic earnings per share	5b	1.84	1.94	5.71	5.49
Diluted earnings per share	5b	1.82	1.91	5.64	5.40
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    1

Interim Consolidated Statement of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Net earnings	408,612	440,124	1,276,930	1,256,792
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(82,106)	106,602	453,069	222,132
Net gains (losses) on cross-currency swaps and on translating long- term debt designated as hedges of net investments in foreign operations	33,755	(20,936)	(92,151)	(50,555)
Deferred (costs) gains of hedging on cross-currency swaps	(18,692)	5,746	(7,322)	6,947
Net unrealized (losses) gains on cash flow hedges	(17,359)	6,346	(3,797)	5,746
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(477)	368	319	2,238
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	4,388	(7,877)	(512)	2,220
Other comprehensive (loss) income	(80,491)	90,249	349,606	188,728
Comprehensive income	328,121	530,373	1,626,536	1,445,520
See Notes to the Interim Condensed Consolidated Financial Statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    2

Interim Consolidated Balance Sheet
(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2025	As at September 30, 2024
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	1,130,220	1,461,145
Accounts receivable		1,554,623	1,398,402
Work in progress		1,368,172	1,208,095
Current financial assets	11	11,842	8,334
Prepaid expenses and other current assets		205,823	211,279
Income taxes		3,661	23,271
Total current assets before funds held for clients		4,274,341	4,310,526
Funds held for clients		978,749	506,780
Total current assets		5,253,090	4,817,306
Property, plant and equipment		371,663	366,823
Right-of-use assets		509,497	466,115
Contract costs		367,140	344,029
Intangible assets		1,006,664	718,575
Other long-term assets		104,503	110,440
Long-term financial assets		158,311	149,237
Deferred tax assets		238,125	242,567
Goodwill		11,182,236	9,470,376
		19,191,229	16,685,468

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,045,303	999,790
Accrued compensation and employee-related liabilities		1,186,776	1,165,903
Deferred revenue		570,240	536,788
Income taxes		86,717	150,300
Current portion of long-term debt		413	999
Current portion of lease liabilities		167,122	150,252
Provisions		76,776	27,471
Current derivative financial instruments	11	13,270	13,073
Total current liabilities before clients’ funds obligations		3,146,617	3,044,576
Clients’ funds obligations		976,068	504,515
Total current liabilities		4,122,685	3,549,091
Long-term debt		3,574,761	2,687,309
Long-term lease liabilities		501,810	469,843
Long-term provisions		28,250	18,951
Other long-term liabilities		312,859	301,082
Long-term derivative financial instruments	11	150,119	19,704
Deferred tax liabilities		93,687	21,132
Retirement benefits obligations		197,364	190,366
		8,981,535	7,257,478
Equity
Retained earnings		7,545,260	7,129,370
Accumulated other comprehensive income	4	800,859	451,253
Capital stock	5a	1,522,022	1,470,333
Contributed surplus		341,553	377,034
		10,209,694	9,427,990
		19,191,229	16,685,468
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		1,276,930	—	—	—	1,276,930
Other comprehensive income		—	349,606	—	—	349,606
Comprehensive income		1,276,930	349,606	—	—	1,626,536
Share-based payment costs		—	—	—	54,053	54,053
Income tax impact associated with share-based payments		—	—	—	(1,900)	(1,900)
Exercise of stock options	5a	—	—	64,457	(10,671)	53,786
Settlement of performance share units	5a	(21,256)	—	45,588	(76,963)	(52,631)
Purchase for cancellation of class A subordinate voting shares and related tax	5a	(738,014)	—	(45,033)	—	(783,047)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)
Cash dividends declared	5a	(101,770)	—	—	—	(101,770)
Balance as at June 30, 2025		7,545,260	800,859	1,522,022	341,553	10,209,694

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294
Net earnings		1,256,792	—	—	—	1,256,792
Other comprehensive income		—	188,728	—	—	188,728
Comprehensive income		1,256,792	188,728	—	—	1,445,520
Share-based payment costs		—	—	—	50,601	50,601
Income tax impact associated with share-based payments		—	—	—	4,245	4,245
Exercise of stock options	5a	—	—	70,066	(11,580)	58,486
Settlement of performance share units	5a	775	—	13,575	(29,231)	(14,881)
Purchase for cancellation of Class A subordinate voting shares	5a	(846,788)	—	(43,022)	—	(889,810)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)
Balance as at June 30, 2024		6,739,886	347,703	1,450,952	359,067	8,897,608
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2025	2024	2025	2024
		$	$	$	$
Operating activities
Net earnings		408,612	440,124	1,276,930	1,256,792
Adjustments for:
Amortization, depreciation and impairment		172,843	131,535	461,767	413,809
Deferred income tax expense (recovery)		8,394	(27,236)	(9,821)	(89,077)
Foreign exchange loss (gain)		11,681	(4,832)	3,710	(6,533)
Share-based payment costs		14,019	18,921	54,053	50,601
Gain on sale of property, plant and equipment and on lease terminations		—	—	(712)	—
Net change in non-cash working capital items and others	9a	(128,944)	(61,787)	(214,744)	(49,670)
Cash provided by operating activities		486,605	496,725	1,571,183	1,575,922

Investing activities
Net change in short-term investments		(2,778)	112,866	(1,289)	84,055
Business acquisitions (net of cash acquired)	8	(1,839)	(764)	(1,592,433)	(50,155)
Loan receivable		—	1,898	9,915	5,520
Purchase of property, plant and equipment		(36,058)	(27,878)	(88,866)	(86,348)
Proceeds from sale of property, plant and equipment		—	—	1,295	—
Additions to contract costs		(29,404)	(22,691)	(79,392)	(71,865)
Additions to intangible assets		(39,626)	(40,569)	(119,682)	(120,850)
Purchase of long-term investments		(51,712)	(6,511)	(94,285)	(11,104)
Proceeds from sale of long-term investments		51,663	10,498	85,979	40,552
Cash (used in) provided by investing activities		(109,754)	26,849	(1,878,758)	(210,195)

Financing activities
Increase of long-term debt	11	—	—	923,922	—
Repayment of long-term debt	11	—	(960)	—	(679,085)
Settlement of derivative financial instruments	11	—	—	—	18,087
Payment of lease liabilities		(46,670)	(40,169)	(126,115)	(118,349)
Repayment of debt assumed in a business acquisition		—	—	(2,172)	—
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(286,186)	(499,284)	(783,765)	(885,399)
Issuance of Class A subordinate voting shares	5a	12,882	6,841	53,798	58,486
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	(66,847)
Withholding taxes remitted on the net settlement of performance share units	5a	(934)	(613)	(52,631)	(14,881)
Cash dividends paid	5a	(33,580)	—	(101,770)	—
Net change in clients' funds obligations		425,949	14,818	471,101	48,743
Cash provided by (used in) financing activities		71,461	(519,367)	369,045	(1,639,245)
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		7,330	16,699	73,993	24,008
Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		455,642	20,906	135,463	(249,510)
Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,374,550	1,567,667	1,694,729	1,838,083
Cash, cash equivalents and cash included in funds held for clients, end of period		1,830,192	1,588,573	1,830,192	1,588,573

Cash composition:
Cash and cash equivalents		1,130,220	1,155,400	1,130,220	1,155,400
Cash included in funds held for clients		699,972	433,173	699,972	433,173
See Notes to the Interim Condensed Consolidated Financial Statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2024, as described below in Note 3, Accounting policies.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2024.
During the first quarter ended December 31, 2024, the Company combined the previously reported Acquisition-related and integration costs and the Cost optimization program into one operating expenses line called Restructuring, acquisition and related integration costs. Comparative figures were combined to align with the new presentation with no other impact on the interim condensed consolidated financial statements.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2025 and 2024 were authorized for issue by the Board of Directors on July 29, 2025.
3.Accounting policies
ADOPTION OF ACCOUNTING STANDARD AMENDMENTS
The following standard amendments have been adopted by the Company on October 1, 2024:
Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants –Amendments to IAS 1
In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.
The implementation of these standard amendments resulted in no impact on the Company's interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
3.    Accounting policies (continued)
ACCOUNTING STANDARD CLARIFICATIONS
International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The comparative financial information has been updated accordingly.
FUTURE ACCOUNTING STANDARD CHANGES
There have been no significant updates to future accounting standard changes applicable or consequential to the Company since those disclosed in the annual consolidated financial statements for the year ended September 30, 2024.
4.    Accumulated other comprehensive income

	As at June 30, 2025	As at September 30, 2024
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $63,634 ($44,210 as at September 30, 2024)	1,349,328	896,259
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $45,617 ($48,921 as at September 30, 2024)	(481,108)	(388,957)
Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $1,612 ($2,907 as at September 30, 2024)	11,709	19,031
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $2,158 ($1,421 as at September 30, 2024)	(10,727)	(6,930)
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $812 ($707 as at September 30, 2024)	2,766	2,447
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $23,597 ($24,817 as at September 30, 2024)	(71,109)	(70,597)
	800,859	451,253
For the nine months ended June 30, 2025, $5,847,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,905,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($10,087,000, net of income tax expense of $3,541,000 were reclassified for the nine months ended June 30, 2024).
For the nine months ended June 30, 2025, $9,209,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,407,000, were also reclassified in the consolidated statements of earnings ($2,978,000, net of income tax expense of $455,000 were reclassified for the nine months ended June 30, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share
a)Capital stock and share-based payments

Class A subordinate voting shares			Class B shares (multiple voting)			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333
Release of Class A subordinate voting shares held in trusts	—	45,588	—	—	—	45,588
Purchased and held in trusts	—	(13,323)	—	—	—	(13,323)
Issued upon exercise of stock options	797,571	64,457	—	—	797,571	64,457
Purchased and cancelled	(5,181,943)	(45,033)	—	—	(5,181,943)	(45,033)
As at June 30, 2025	199,389,791	1,488,369	24,122,758	33,653	223,512,549	1,522,022
i)Performance shares units and shares held in trusts
During the nine months ended June 30, 2025, 674,259 performance share units (PSUs) were granted, 758,860 were settled and 391,728 were forfeited (799,418 were granted, 269,717 were settled and 239,049 were forfeited during the nine months ended June 30, 2024). The PSUs granted in the period had a weighted average grant date fair value of $159.44 per unit ($137.90 per unit during the nine months ended June 30, 2024).
During the nine months ended June 30, 2025, 433,899 Class A subordinate voting shares held in trust were released (165,603 during the nine months ended June 30, 2024) with a recorded value of $45,588,000 ($13,575,000 during the nine months ended June 30, 2024) that was removed from contributed surplus.
During the nine months ended June 30, 2025, the Company settled the withholding tax obligations on behalf of the employees under the Share Unit Plan in relation to the settlement of PSUs for a cash payment of $52,631,000 ($14,881,000 during the nine months ended June 30, 2024).
During the nine months ended June 30, 2025, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 84,456 Class A subordinate voting shares of the Company on the open market (463,364 during the nine months ended June 30, 2024) for a total cash consideration of $13,323,000 ($66,847,000 during the nine months ended June 30, 2024).
As at June 30, 2025, 2,251,913 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,607,504 as at June 30, 2024 and 2,601,356 as at September 30, 2024).
ii)Exercises of stock options
During the nine months ended June 30, 2025, 797,571 stock options were exercised and nil were forfeited (999,434 were exercised and 10,984 were forfeited during the nine months ended June 30, 2024).
The carrying value of Class A subordinate voting shares includes $10,671,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2025 ($11,580,000 during the nine months ended June 30, 2024).
iii)Shares purchased and cancelled
On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB) which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
iii)    Shares purchased and cancelled (continued)
During the nine months ended June 30, 2025, the Company purchased for cancellation 5,181,943 Class A subordinate voting shares under its previous and current NCIB for a total cash consideration of $770,200,000 and the excess of the purchase price over the carrying value in the amount of $725,167,000 was charged to retained earnings.
During the nine months ended June 30, 2024, the Company purchased for cancellation 1,627,300 Class A subordinate voting shares under its previous NCIBs for a total cash consideration of $225,852,000 and the excess of the purchase price over the carrying value in the amount of $212,373,000 was charged to retained earnings.
On February 23, 2024, the Company entered into a private agreement with the then Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $250,000,000 excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024 included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB.
During the nine months ended June 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its previous NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB.
In addition, during the nine months ended June 30, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023.
During the nine months ended June 30, 2025, the Company recorded $12,847,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($13,588,000 during the nine months ended June 30, 2024). In addition, during the nine months ended June 30, 2025, the Company paid $13,565,000 in relation to such tax (nil during the nine months ended June 30, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
iv)    Dividends
During the nine months ended June 30, 2025, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2025		2024
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
December	0.15	34,133	—	—
March	0.15	34,057	—	—
June	0.15	33,580	—	—
		101,770		—
On July 29, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on September 19, 2025 to shareholders of record as of the close of business on August 15, 2025.
b)Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

				Three months ended June 30
	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	408,612	221,781,407	1.84	440,124	227,154,246	1.94
Net effect of dilutive stock options and PSUs[2]		2,575,144			3,386,720
Diluted	408,612	224,356,551	1.82	440,124	230,540,966	1.91

				Nine months ended June 30
	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,276,930	223,752,383	5.71	1,256,792	229,023,242	5.49
Net effect of dilutive stock options and PSUs[2]		2,815,675			3,584,746
Diluted	1,276,930	226,568,058	5.64	1,256,792	232,607,988	5.40
1    During the three months ended June 30, 2025, 1,919,410 Class A subordinate voting shares purchased for cancellation and 2,251,913 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,506,678 and 2,607,504, respectively, during the three months ended June 30, 2024).
During the nine months ended June 30, 2025, 5,181,943 Class A subordinate voting shares purchased for cancellation and 2,251,913 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (6,190,108 and 2,607,504, respectively, during the nine months ended June 30, 2024).
2    For the three and nine months ended June 30, 2025 and 2024, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
6.    Restructuring, acquisition and related integration costs

	Three months ended June 30		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Restructuring	45,547	—	98,000	—
Cost optimization program	—	—	—	91,063
Acquisition and related integration costs	38,148	100	65,471	2,423
	83,695	100	163,471	93,486
The Company continued executing its restructuring program announced during the three months ended December 31, 2024, most of which continues to be targeted within its Continental European operations. During the three and nine months ended June 30, 2025, the Company recorded costs for terminations of employment of $45,236,000 and $92,987,000, respectively, under this initiative, as well as costs of vacating leased premises of $311,000 and $5,013,000, respectively.
During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000. During the three and nine months ended June 30, 2024, the Company recorded nil and $91,063,000, respectively of costs under the cost optimization program, which included costs for terminations of employment of nil and $69,500,000, respectively, and costs of vacating leased premises of nil and $21,563,000, respectively.
During the three and nine months ended June 30, 2025, the Company incurred $38,148,000 and $65,471,000, respectively, of acquisition and related integration costs ($100,000 and $2,423,000 for the three and nine months ended June 30, 2024, respectively). The acquisition and related integration costs during the three and nine months ended June 30, 2025, were mainly costs related to redundancy of employment of $14,462,000 and $23,171,000, respectively ($100,000 and $380,000 for the three and nine months ended June 30, 2024, respectively), costs of vacating leased premises of $13,024,000 and $14,225,000, respectively (nil and $798,000 for the three and nine months ended June 30, 2024, respectively), as well as legal and professional fees of $30,000 and $11,235,000 respectively (nil and $174,000 for the three and nine months ended June 30, 2024, respectively).
7.    Net finance costs

	Three months ended June 30,		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Interest on long-term debt	24,202	11,510	56,663	35,695
Interest on lease liabilities	7,721	7,139	22,102	21,809
Net interest costs on net defined benefit pension plans	1,703	1,998	4,752	5,977
Other finance costs	5,674	3,661	6,610	6,800
Finance costs	39,300	24,308	90,127	70,281
Finance income	(8,439)	(15,543)	(36,023)	(46,786)
	30,861	8,765	54,104	23,495
8.    Investments in subsidiaries
a)     Acquisitions and disposals
The Company made the following acquisitions during the nine months ended June 30, 2025:
–On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343,024,000. Daugherty employed approximately 1,100 professionals and the acquisition is reported under the U.S. Commercial and State Government operating segment.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
8.    Investments in subsidiaries (continued)
a)     Acquisitions and disposals (continued)
–On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (BJSS), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,255,577,000. BJSS employed approximately 2,400 professionals and the acquisition is mainly reported under the U.K. and Australia operating segment.
–On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (Novatec), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals and the acquisition is mainly reported under the Germany operating segment.
–On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (Momentum), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Québec City, Canada. Momentum employed approximately 250 professionals and the acquisition is reported under the Canada operating segment.
These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI's proximity model.
The following table presents the estimated fair value of assets acquired and liabilities assumed for the acquisitions, based on the preliminary estimate of acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Daugherty	BJSS	Other	Total
	$	$	$	$
Accounts receivable	53,546	112,358	20,382	186,286
Work in progress	14,303	6,508	582	21,393
Prepaid expenses and other current assets	4,142	5,383	1,145	10,670
Property, plant and equipment	378	4,534	2,095	7,007
Right-of-use assets	15,538	20,592	10,759	46,889
Intangible assets[1]	79,408	219,987	22,233	321,628
Other long-term assets	3,124	—	—	3,124
Goodwill[2]	213,425	1,057,356	71,202	1,341,983
Accounts payable and accrued liabilities	(18,466)	(69,600)	(6,438)	(94,504)
Other current liabilities	(31,851)	(67,515)	(11,213)	(110,579)
Deferred tax liabilities	—	(54,984)	(7,096)	(62,080)
Long-term debt	—	—	(2,162)	(2,162)
Lease liabilities	(15,538)	(23,206)	(12,056)	(50,800)
Long-term provisions	—	—	(411)	(411)
	318,009	1,211,413	89,022	1,618,444
Cash acquired	25,015	44,164	14,027	83,206
Net assets acquired	343,024	1,255,577	103,049	1,701,650

Consideration paid	335,934	1,238,941	89,254	1,664,129
Consideration payable	7,090	16,636	13,795	37,521
1 Intangible assets are composed of client relationships.
2 The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is only deductible for tax purposes for Daugherty.
The estimated fair value of all assets acquired and liabilities assumed for the above acquisitions are preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
8.    Investments in subsidiaries (continued)
a)     Acquisitions and disposals (continued)
Since their respective dates of acquisition, Daugherty and BJSS have generated approximately $156,000,000 and $173,000,000, respectively, of revenues, and approximately $13,000,000 and $10,000,000, respectively, of net earnings excluding acquisition and related integration costs, to the financial results of the Company.
On a pro forma basis, for the nine months ended June 30, 2025, these two acquisitions would have generated approximately $604,000,000 of revenues and approximately $32,000,000 of net earnings excluding acquisition and related integration costs, to the financial results of the Company had their acquisition dates been October 1, 2024.
There were no material disposals for the nine months ended June 30, 2025.
b)     Business acquisitions realized in the prior fiscal year
During the three and nine months ended June 30, 2025, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Celero Solution's credit union business with no significant adjustments.
During the three and nine months ended June 30, 2025, the Company paid $2,600,000 and $11,510,000, respectively, related to acquisitions realized in prior fiscal years.
9.    Supplementary cash flow information
a) Net change in non-cash working capital items and others is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Accounts receivable	(49,049)	(46,550)	64,086	(22,984)
Work in progress	(75,724)	37,427	(97,107)	(23,932)
Prepaid expenses and other assets	5,652	(23,110)	30,247	(6,399)
Long-term financial assets	(12,004)	(3,422)	(7,154)	(21,948)
Accounts payable and accrued liabilities	27,014	(9,552)	(104,982)	(36,477)
Accrued compensation and employee-related liabilities	72,183	81,176	(104,920)	11,225
Deferred revenue	(86,962)	(75,852)	(24,905)	86,072
Income taxes	(65,012)	(9,739)	(40,898)	(70,446)
Provisions	35,070	(19,624)	53,539	10,538
Long-term liabilities	16,735	4,232	11,890	20,741
Derivative financial instruments	(3)	261	66	182
Retirement benefits obligations	3,156	2,966	5,394	3,758
	(128,944)	(61,787)	(214,744)	(49,670)
b) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Interest paid	9,799	9,594	61,380	65,637
Interest received	8,439	16,154	42,901	60,512
Income taxes paid	198,979	184,372	464,376	549,248
c) Cash and cash equivalents consisted of unrestricted cash as at June 30, 2025 and September 30, 2024.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information
Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments. The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).
The operating segments reflect the revised management structure and the way that the Chief Operating Decision Maker (CODM), who is the President and Chief Executive Officer of the Company, evaluates the business. Furthermore, following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The Company has restated the segmented information for the comparative period to conform to the new operating segments and the segment expense disclosures.

		For the three months ended June 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	670,326	645,301	558,350	526,634	440,052	570,821	226,544	236,138	254,835	(38,819)	4,090,182
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	80,255	95,129	91,992	117,900	59,614	78,154	27,343	39,085	76,671	—	666,143
Restructuring, acquisition and related integration costs (Note 6)											(83,695)
Net finance costs (Note 7)											(30,861)
Earnings before income taxes											551,587
Additional information:
Salaries, other employee costs and contracted labour costs	527,339	460,720	404,315	327,732	295,648	389,649	175,090	147,160	154,384	—	2,882,037
Amortization and depreciation	18,642	25,562	20,083	16,910	22,437	22,204	10,587	10,831	10,676	—	157,932

		For the three months ended June 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	643,571	592,233	499,046	506,750	407,398	390,041	215,704	220,231	241,597	(44,594)	3,671,977
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	78,097	94,282	83,515	110,169	48,900	62,292	12,825	37,155	75,597	—	602,832
Restructuring, acquisition and related integration costs (Note 6)											(100)
Net finance costs (Note 7)											(8,765)
Earnings before income taxes											593,967
Additional information:
Salaries, other employee costs and contracted labour costs	507,371	415,697	358,672	322,410	274,251	248,447	178,108	139,355	143,557	—	2,587,868
Amortization and depreciation	17,877	25,431	14,288	16,439	20,170	10,772	9,590	9,567	7,252	—	131,386

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)

		For the nine months ended June 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,998,149	1,895,264	1,699,841	1,581,990	1,271,989	1,453,977	666,681	691,716	759,050	(119,821)	11,898,836
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	261,845	272,281	243,178	361,070	171,006	214,187	78,418	105,810	235,729	—	1,943,524
Restructuring, acquisition and related integration costs (Note 6)											(163,471)
Net finance costs (Note 7)											(54,104)
Earnings before income taxes											1,725,949
Additional information:
Salaries, other employee costs and contracted labour costs	1,556,511	1,372,682	1,250,679	953,654	856,572	964,481	514,452	442,527	457,860	—	8,369,418
Amortization and depreciation	55,571	75,562	62,594	51,407	64,139	45,460	30,547	30,354	26,271	—	441,905

		For the nine months ended June 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central-East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,979,354	1,748,997	1,478,563	1,522,671	1,218,436	1,163,509	670,632	656,131	709,122	(131,654)	11,015,761
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	269,056	244,210	228,660	352,300	148,649	189,341	64,567	94,775	223,962	—	1,815,520
Restructuring, acquisition and related integration costs (Note 6)											(93,486)
Net finance costs (Note 7)											(23,495)
Earnings before income taxes											1,698,539
Additional information:
Salaries, other employee costs and contracted labour costs	1,539,354	1,243,357	1,085,582	943,971	821,806	739,667	529,007	428,123	423,182	—	7,754,049
Amortization and depreciation[1]	53,416	77,974	43,840	46,007	62,476	33,074	28,366	28,397	21,558	—	395,108
1Amortization included an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.
The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024. Intersegment revenue is priced as if the revenue was from third parties.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30			Nine months ended June 30
	2025	2024		2025	2024
	$	$		$	$
Western and Southern Europe
France	571,647	556,656		1,710,804	1,718,697
Portugal	32,614	30,057		97,990	88,991
Spain	34,642	29,886		99,604	90,031
Others	17,114	12,778		48,730	42,779
	656,017	629,377	—	1,957,128	1,940,498

U.S.[1]	1,277,285	1,156,239		3,811,584	3,406,403

Canada	578,050	549,100		1,733,964	1,649,993

Scandinavia, Northwest and Central-East Europe
Sweden	189,997	174,884		544,114	537,204
Netherlands	173,243	160,145		509,087	475,763
Norway	28,876	28,926		85,326	85,815
Denmark	23,530	24,686		70,724	69,541
Czech Republic	20,679	20,299		58,778	60,454
Others	18,087	17,421		52,635	48,421
	454,412	426,361	—	1,320,664	1,277,198

U.K. and Australia
U.K.	603,022	425,354		1,551,924	1,267,847
Australia	20,439	18,681		59,723	54,087
	623,461	444,035		1,611,647	1,321,934

Germany	249,391	232,197		724,451	718,452

Finland, Poland and Baltics
Finland	229,980	215,912		677,217	642,599
Others	20,476	17,777		58,639	52,762
	250,456	233,689		735,856	695,361
Asia Pacific
Others	1,110	979		3,542	5,922
	1,110	979		3,542	5,922
	4,090,182	3,671,977	—	11,898,836	11,015,761
1    External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $717,738,000 and $559,547,000, respectively, for the three months ended June 30, 2025 ($655,181,000 and $501,058,000, respectively, for the three months ended June 30, 2024). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $2,107,105,000 and $1,704,479,000, respectively, for the nine months ended June 30, 2025 ($1,921,310,000 and $1,485,093,000, respectively, for the nine months ended June 30, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2025	2024	2025	2024
	$	$	$	$
Managed IT and business process services	2,217,739	2,003,192	6,615,579	5,981,887
Business and strategic IT consulting and systems integration services	1,872,443	1,668,785	5,283,257	5,033,874
	4,090,182	3,671,977	11,898,836	11,015,761
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $557,650,000 and 13.6% of revenues for the three months ended June 30, 2025 ($497,155,000 and 13.5% for the three months ended June 30, 2024) and $1,697,267,000 and 14.3% of revenues for the nine months ended June 30, 2025 ($1,473,088,000 and 13.4% for the nine months ended June 30, 2024).
11.    Financial instruments
All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).
There were no changes in valuation techniques used for fair value measurements during the nine months ended June 30, 2025.
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at June 30, 2025		As at September 30, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
2021 U.S. Senior Notes	Level 2	1,355,282	1,260,219	1,342,758	1,223,120
2021 CAD Senior Notes	Level 2	597,712	576,026	597,212	564,768
2024 CAD Senior Notes	Level 2	746,757	763,824	746,144	759,375
2025 U.S Senior Notes	Level 2	874,152	896,242	—	—
Other long-term debt	Level 2	1,271	1,287	2,194	2,119
		3,575,174	3,497,598	2,688,308	2,549,382
For the remaining financial assets and liabilities measured at amortized cost, the carrying value approximates the fair value of the financial instruments given their short-term maturity.
In March 2025, the Company issued senior unsecured notes (2025 U.S. Senior Notes) for a total principal amount of U.S. $650,000,000, less financing fees. This issuance is comprised of one series of notes with a maturity of 5 years at an interest rate of 4.95%, payable semi-annually. The Company also entered into a U.S. dollar to Canadian dollar cross-currency swap agreement for a notional amount of U.S. $650,000,000, which was designated as a cash flow hedge of the Company’s exposure to the currency risks related to these senior unsecured notes, reducing the Canadian dollar equivalent cost of borrowing to 3.71%.
In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000, for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2025 and 2024
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
11.    Financial instruments (continued)
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2025	As at September 30, 2024
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	1,130,220	1,461,145
Cash included in funds held for clients	Level 2	699,972	233,584
Deferred compensation plan assets	Level 1	120,508	112,270
		1,950,700	1,806,999
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Foreign currency forward contracts		7,274	5,055
Long-term derivative financial instruments	Level 2
Foreign currency forward contracts		2,275	2,644
		9,549	7,699
FVOCI
Short-term investments included in current financial assets	Level 2	4,568	3,279
Long-term bonds included in funds held for clients	Level 2	228,777	223,196
Long-term investments	Level 2	27,676	24,209
		261,021	250,684
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Foreign currency forward contracts		13,270	13,073
Long-term derivative financial instruments	Level 2
Cross-currency swaps		129,290	9,500
Foreign currency forward contracts		20,829	10,204
		163,389	32,777
There have been no transfers between Level 1 and Level 2 during the nine months ended June 30, 2025.

12.    Guarantees
In the normal course of business, the Company may secure bid and performance bonds from third party financial institutions to offer to certain clients, principally governmental entities. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2025, the Company had committed a total of $269,829,000 of these bonds ($49,441,000 as at September 30, 2024). To the best of its knowledge, the Company complies with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2025 and 2024    18